June 15, 2010

Alex Vanselow
Chief Financial Officer
BHP Billiton Limited and BHP Billiton PLC
180 Lonsdale Street, Melbourne, Victoria 3000
Australia

      Re: **BHP Billiton Limited and BHP Billiton PLC**
            Form 20-F for the Fiscal Year Ended June 30, 2009
            Filed September 14, 2009
            File Nos. 1-09526 and 1-31714
            Response Letters Dated May 11, 2010 and June 2, 2010

Dear Mr. Vanselow:

      We refer you to our comment letters dated March 17, 2010 and May 19, 2010 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                  Sincerely,

                  Cecilia Blye, Chief
                  Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance